

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2011

James Vandeberg
Chief Executive Officer
American Sierra Gold Corp.
601 Union Street, Suite 4500
Seattle, Washington 98101

> **Re:** **American Sierra Gold Corp.**
> **Forms 10-K and 10-K/A for the Fiscal Year Ended July 31, 2010**
> **Filed November 15, 2010 and November 18, 2010, respectively**
> **Form 10-Q for the Period Ended October 31, 2010**
> **Filed December 20, 2010**
> **File No. 000-52927**

Dear Mr. Vandeberg:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Forms 10-K and 10-K/A for the Fiscal Year Ended July 31, 2010

Part I, page 3

Item 1. Business, page 3

The Company, page 3

Overview, page 3

1. Please identify the one project that you are developing and disclose the status of that
    development.

Sources of Available Land for Mining and Exploration, page 3

2. We note that you have discussed government regulation and permitting generally. Please
    provide specific information regarding the "levels of government regulation [that are]
    associated with the activities of exploration and mining companies." Please identify the
    levels of government regulation to which you refer and how that regulation applies
    specifically to you. In your response please include information pertaining to the
    timeframe to obtain any required permits and applicable costs associated with such
    permits. See Items 101(h)(viii) and (ix) of Regulation S-K.

3. We also note your discussion of the public lands administered by the Bureau of Land
    Management. Please expand your disclosure to discuss how this information applies to
    your business and provide us with your proposed disclosure.

Mining Properties and Projects, page 4

4. Please include the one project under development that you identify on page 3 and provide
    the information required by Item 102 of Regulation S-K for that property as well as the
    six mineral claims referenced.

Item 1A. Risk Factors, page 5

5. Please delete the statement "[t]hese risks are not the only ones that we face." All material
    risks should be described in your disclosure.

"An unsuccessful material strategic transaction…," page 6

6. You reference a joint venture agreement with Trinity Alps Resources, Inc. However, in
    note 13 of the financial statements you indicate that you have abandoned your mineral
    property interests and joint venture project. Please expand the disclosure to explain these
    events.

<u>"Attraction and retention of qualified personnel…," page 6</u>

7. You refer to "Board members, executive officers and other key personnel," but Mr. Vandeberg appears to be your sole officer and board member. Please revise here and throughout the document.

<u>"Proposed legislation…," page 7</u>

8. Please clarify whether the subcommittee hearings held on July 14, 2009 are the most recent action taken.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12</u>

<u>Going Concern Consideration, page 13</u>

9. Please provide additional detail regarding your statement that "management is open to new business opportunities." In this regard, indicate whether you intend to or are actively seeking to engage in other business activities and include the status of any such action.

10. Please reconcile the discussion regarding your operating lease here with the information disclosed under Item 2. Properties.

<u>Liquidity and Capital Resources, page 14</u>

11. Please revise to quantify the additional capital you will require if your revenues do not meet expected levels.

<u>Part III, page 17</u>

<u>Item 10. Directors, Executive Officers, and Corporate Governance, page 17</u>

<u>Directors and Executive Officers, page 17</u>

12. Please expand your disclosure to include Mr. Vandeberg's business experience for the past five years. In addition, please also include any other relevant directorships held during the past five years. We note, for example, that Mr. Vandeberg is the chief financial officer, secretary and director of Legend Oil and Gas, Ltd. See Item 401(e) of Regulation S-K.

<u>Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 19</u>

13. Please identify Mr. Gruden as a former officer.

<u>Item 13. Certain relationships and Related transactions, and Director Independence, page 21</u>

14. Please reconcile the information here with the information contained in notes 4, 5 and 9 of your financial statements.

<u>Signatures, page 23</u>

15. We note that Mr. Vandeberg did not sign the Form 10-K in the second signature block in his capacities as Principal Accounting Officer and Principal Financial Officer as required by the form. See General Instruction D. (2)(a) of Form 10-K. Please confirm, if true, that Mr. Vandeberg signed the Form 10-K on behalf of the registrant in his capacity as principal financial and principal accounting officer. Please insure that the principal financial and principal accounting officers sign on behalf of the registrant in future filings.

<u>Exhibits</u>

<u>Exhibit 31</u>

16. We note that James Vandeberg signed Exhibit 31.2 on November 17, 2010 on behalf of Johannes Peterson, your former principal financial officer, who resigned in September, 2010. Please revise your Form 10-K to include the certification with Mr. Vandeberg as the principal financial officer. Rule 13a-14(a) requires the certifications be properly completed at the time of filing.

<u>Financial Statements, page F-1</u>

<u>Report of Registered Independent Auditors, page F-2</u>

17. We note that your July 31, 2010 financial statements were audited by Etania Audit Group, P.C. (formerly Davis Accounting Group, P.C.). Their audit report was issued from Cedar City, Utah and was dated November 6, 2009. Please advise us if the correct date should have been November 6, 2010. Nevertheless, the licenses of Mr. Edwin Reese Davis, Jr. and his company, Davis Accounting Group, PC, lapsed on September 30, 2008 and were formally revoked as of November 4, 2010 by the Utah Division of Occupational & Professional Licensing ("DOPL"). You can find a copy of the order at https://secure.utah.gov/llv/search/detail.html?license_id=3599263. Etania Audit Group P.C. also is not licensed to practice by Utah Division of Occupational & Professional Licensing.

As Davis Accounting Group, P.C. or Etania Audit Group P.C. was not licensed when it issued its audit report on your financial statements, you may not include its audit report in your filings with the Commission. You should have a firm that is duly registered and in good standing under the laws of the place of its residence or principal office, and registered with the PCAOB, re-audit your financial statements as of and for the years ended July 31, 2010 and 2009.

You should amend your Form 10-K immediately to label the columns of the financial statements as "Not Audited." When your financial statements have been reaudited by an auditor that is duly licensed and in good standing, and is registered with the PCAOB, you should amend the Form 10-K to include that auditor's report.

In providing information required by Item 304 of Regulation S-K for a change in your certifying accountant in Item 4.01 of Form 8-K and in other forms as applicable, please indicate that Etania Audit Group, P.C. was not duly licensed when it issued an audit opinion on your financial statements included in your latest Form 10-K and, accordingly, those financial statements are not considered to be audited. We believe the issuance of an audit report while the firm was not licensed would likely be information necessary to make the required statements – whether the former accountant resigned, declined to stand for re-election or was dismissed – in light of the circumstances under which they are made not misleading. Please file the Form 8-K regarding the auditor change under Item 4.01 to disclose this fact as soon as possible.

Form 10-Q for the Period Ended October 31, 2010

Exhibits 31 and 32

18. These exhibits were signed by Mr. Vandeberg only in his capacity as principal executive officer. Please confirm, if true, that Mr. Vandeberg signed the certifications in his capacity as principal financial officer as well. In future filings, please include separate certifications signed by the company's principal executive and principal financial officers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me, at (202) 551-3720, with any other questions.

Sincerely,

/s/ H. Christopher Owings

H. Christopher Owings
Assistant Director